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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number: 001-37757

ADIENT US LLC SAVINGS AND INVESTMENT (401K) PLAN

Adient US LLC
49200 Halyard Drive
Plymouth, MI 48170
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Adient plc
25-28 North Wall Quay, IFSC
Dublin 1, Ireland
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

___________________________________________________________________
___________________________________________________________________

ADIENT US LLC SAVINGS AND INVESTMENT (401K) PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
PERIOD ENDED DECEMBER 31, 2016

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income and Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Adient US LLC Savings and Investment (401k) Plan:

We have audited the accompanying Statement of Net Assets Available for Benefits of Adient US LLC Savings and Investment (401k) Plan (the "Plan") as of December 31, 2016, and the related Statement of Changes in Net Assets Available for Benefits for the period from July 1, 2016 to December 31, 2016, and the related notes to the financial statements. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Adient US LLC Savings and Investment (401k) Plan as of December 31, 2016 and the changes in net assets available for benefits for the period from July 1, 2016 to December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying and other accounting records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Coleman & Williams Ltd.

Milwaukee, WI
June 13, 2017

ADIENT US LLC
SAVINGS AND INVESTMENT (401K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,
2016
Assets
Investments
Investment in Master Trust at fair value	$589,921,208
Investment in Master Trust at contract value	51,002,967
Total investments in Master Trust	640,924,175

Receivables
Employer contributions	37,520,936
Participant contributions	165,969
Notes receivable from participants	17,850,815
Total receivables	55,537,720

Net assets available for benefits	$696,461,895

See the notes to the financial statements.

ADIENT US LLC
SAVINGS AND INVESTMENT (401K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Period Ended
December 31, 2016
Additions
Investment income:
Net appreciation in fair value of investments	$14,822,609
Interest and dividends	16,563,262
Interest on notes receivable from participants	304,168
Contributions:
Participants	19,757,535
Employer	38,046,866
Total additions	89,494,440

Deductions
Distributions and withdrawals	24,272,826
Administrative expenses	207,129
Total deductions	24,479,955

Transfer from Johnson Controls Savings and Investment 401(k) Plan	610,293,436
Transfers from other plans, net	21,153,974
Net increase	696,461,895

Net assets available for benefits, beginning of period	—
Net assets available for benefits, end of period	$696,461,895

See the notes to the financial statements.

ADIENT US LLC
SAVINGS AND INVESTMENT (401K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Adient US LLC Savings and Investment (401k) Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description provided to all participants for a more complete description of the Plan's provisions.

GENERAL

On July 24, 2015, Johnson Controls, Inc. ("Johnson Controls") announced its intent to separate its automotive seating and interiors businesses into an independent, publicly traded company—Adient plc ("Adient"). In anticipation of the separation, the Plan was established effective as of July 1, 2016. All U.S. automotive seating and interiors employees (including retirees and terminated vested participants) who were participants in the Johnson Controls Savings and Investment 401(k) Plan (the "JCI Plan") automatically became participants in the Plan and were thereafter excluded from participation in the JCI Plan on July 1, 2016. Plan assets of the participants were transfered to the Plan at that time. The net assets of the JCI Plan that were transfered to the Plan totaled approximately $610 million. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The separation occurred on October 31, 2016. To implement the separation, Johnson Controls transferred its automotive seating and interiors businesses, including the Plan, to Adient. As of October 31, 2016, the Plan was administered by the Johnson Controls Employee Benefit Policy Committee. Effective July 1, 2016, the sponsorship of the Plan transferred to Adient US LLC (the "Company"), a wholly-owned subsidiary of Adient plc, and plan administration started being performed by the Adient Employee Benefit Policy Committee effective October 31, 2016.

CONTRIBUTIONS

Participants can generally designate an amount up to twenty-five percent (25%) of their gross annual compensation as contributions. The Company makes contributions to the Plan on behalf of the participants based on specific eligibility rules as listed in their benefit schedule and the Plan document.

Participant contributions are deposited in the investment funds of their choice. Participants may reallocate their account balances among the available investment funds at any time in increments of one percent (1%). However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund and allocations may not be made to the Johnson Controls International plc Stock Fund, which is a sell-only fund.

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. A participant's interest in employer contributions plus actual earnings (losses) thereon vest in accordance with vesting requirements specified within their benefit schedule and the Plan document. A participant becomes fully vested on termination of service due to death, disability or retirement.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions is forfeited. The Company may apply any forfeited amounts to reduce future employer contributions to the Plan.

PAYMENT OF BENEFITS

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded when paid.

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

ADIENT US LLC
SAVINGS AND INVESTMENT (401K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

As of December 31, 2016, Plan assets of $21,565,052 have been allocated to the accounts of persons who are no longer active participants of the Plan, but who have not yet received distributions as of that date.

NOTES RECEIVABLE FROM PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the Plan document. Only two loans per participant may be outstanding at any time. Each loan may be for a term up to five years. Regular payroll deductions are required to repay a loan. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 3.25% and 9.50%. At termination, participants may continue to make monthly loan payments until the balances of any loans are paid off.

The notes receivable from participants are measured at their unpaid principal balances plus accrued but unpaid interest. At the time of borrowing, the assets of the participant are sold proportionally to finance the loan. The loan is collateralized by the participant's assets in the Plan.

Should a participant fail to make a loan payment when due (including retirement or termination), the participant is given a grace period to cure the delinquency through the end of the calendar quarter following the calendar quarter in which the default arose. If the participant fails to cure the delinquency, a deemed distribution occurs in accordance with the provisions of the Plan document. The Plan has not made a provision for uncollectible loans as there are no loans deemed uncollectable.

There is no impact on the Adient US LLC Defined Contribution Plans Master Trust (the "Master Trust") (see Note 2) if a participant defaults on the loan.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

MASTER TRUST

For the period of January 1, 2016 to June 30, 2016, all investments and participant loans of the Plan were included in the JCI Plan and were held in the Johnson Controls, Inc. Savings and Investment Master Trust (the "JCI Master Trust"). In anticipation of the separation referred to in Note 1, the Master Trust was established effective as of July 1, 2016. As of July 1, 2016, all investments and participant loans of the Plan were transferred into the Master Trust. As of December 31, 2016, all investments and participant loans of the Plan are included under the Master Trust, which is trusteed by Fidelity.

All investments of the Master Trust, except the Fixed Income Fund, are stated at market value based on quoted market prices. The Fixed Income Fund, a stable value fund, contains wrap contracts which are stated at contract value. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses.

ADIENT US LLC
SAVINGS AND INVESTMENT (401K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

The wrap contracts are designed to allow a stable value fund, such as the Fixed Income Fund, to maintain a constant net asset value (NAV) and to protect the fund in extreme circumstances. The wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions (redemption of most of the fund's shares) during a time when the market value of the fund's covered assets is below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided that all of the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the fund). Fees the fund pays for wrap contracts are a component of the fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate" which minimizes the difference between the market value and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. Crediting rates are reset quarterly. Although the crediting rate may be affected by many factors, including purchases and redemptions by shareholders, the wrap contracts provide a guarantee that the crediting rate will not fall below zero percent (0%).

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events, which include, but are not limited to, the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code (IRC), any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer, complete or partial termination of the Plan, or any early retirement program, group termination, group layoff, facility closing or similar program. At this time, the occurrence of such an event is not probable.

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the market value of the fund's covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if Fidelity investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

Investment income or loss of the Master Trust is allocated among the participants plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The statement of financial position as of December 31, 2016 and the statement of operations for the period ended December 31, 2016 for the Master Trust are presented in Note 8.

The Plan's assets accounted for approximately 64% of the assets held in the Master Trust at December 31, 2016.

At December 31, 2016, participant forfeitures of non-vested employer contributions of $964,025 related to the Plan, were in the Master Trust.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2017-06 "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (a consensus of the Emerging Issues Task Force)." ASU No. 2017-06 clarifies presentation requirements for a plan’s interest in a master trust and require more detailed disclosures of the plan’s interest in the master trust. ASU No. 2017-06 will be effective for the Plan for the plan year ending December 31, 2019, with early adoption permitted.

ADIENT US LLC
SAVINGS AND INVESTMENT (401K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through June 13, 2017, the date which the financial statements were available to be issued.

NOTE 3 - FAIR AND CONTRACT VALUE MEASUREMENTS

ASC 820, "Fair Value Measurement," defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1:	Observable inputs such as quoted prices in active markets;
Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3:	Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

During 2016, the Plan adopted ASU No. 2015-07 "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)," which removed the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share as a practical expedient.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments:

	Investments at Fair Value as of
	December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual Funds	$126,655,212	$—	$—	$126,655,212
Stock Funds	85,912,184	—	—	85,912,184
Total investments at fair value	$212,567,396	$—	$—	212,567,396
Investments at NAV				377,353,812
Investments at contract value				51,002,967
Total investments				$640,924,175

Following is a description of the valuation methodologies used to value the Plan's assets:

Mutual Funds: The fair value for Mutual Funds is determined by direct quoted market prices. Mutual funds are open-ended investments that obtained proper registration from the Securities and Exchange Commission. The funds publish daily their NAV after the close of trading on regulated financial exchanges. The NAV represents the current market value of the fund's holdings after deducting the fund's liabilities.

Stock Funds: The fair value for the Adient Stock Fund and JCI PLC Stock Fund is determined by indirect quoted market prices. The value of the fund is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on regulated financial exchanges. The fair value of the investments in each Stock Fund reflects a unit value computed daily based on the share price and the value of the fund's short-term investments. At December 31, 2016, the Plan held 1,361,376 units of the Adient Stock Fund at a unit value of $12.33. At December 31, 2016, the Plan held 7,882,145 units of the JCI PLC Stock Fund at a unit value of $8.77.

ADIENT US LLC
SAVINGS AND INVESTMENT (401K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

Investments at NAV: For mutual or collective funds where a NAV is not publicly quoted, the NAV per share is used as a practical expedient and is based on the quoted market prices of the underlying net assets of the fund as reported daily by the fund managers. In accordance with ASU 2015-07, funds valued based on NAV per share as a practical expedient are not categorized within the fair value hierarchy.

Investments at contract value: The Fixed Income Fund is stated at contract value. The underlying investments/holdings are direct quoted market prices on regulated financial exchanges and their value is insured through a contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses. Refer to Note 2 for further information regarding the Fixed Income Fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The fair values of receivables approximate their carrying values.

NOTE 4 - TAX STATUS

The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or Department of Labor. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Transactions involving the Adient Stock Fund, notes receivable from participants and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

ADIENT US LLC
SAVINGS AND INVESTMENT (401K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 8 - MASTER TRUST

The statement of financial position as of December 31, 2016 is as follows:

Investments at fair value:
Mutual Funds	$208,213,297
Stock Funds	115,188,042
Total investments at fair value	323,401,339
Investments at NAV	597,556,938
Investments at contract value	73,182,188
Total investments	994,140,465

Notes receivable from participants	28,388,513
Net assets available for benefits	$1,022,528,978

The statement of operations for the period of July 1, 2016 to December 31, 2016 is as follows:

Investment income:
Net appreciation in fair value of investments	$23,717,641
Interest and dividends	24,737,532
Interest on notes receivable from participants	477,100
Total income	48,932,273

Transfers from other plans, net	973,596,705
Net increase	1,022,528,978

Net assets available for benefits, beginning of period	—
Net assets available for benefits, end of period	$1,022,528,978

ADIENT US LLC SAVINGS AND INVESTMENT (401K) PLAN
SCHEDULE H, 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #001, EIN: 38-3380735
DECEMBER 31, 2016
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Fidelity	Government Money Market Portfolio	**	$10,033,724
*	Fidelity	Low-Priced Stock Fund	**	11,404,666
*	Fidelity	Fixed Income Fund	**	51,002,967
	Metropolitan West	High Yield Bond Fund	**	4,277,166
	BlackRock	Midcap Equity Index	**	24,787,715
	BlackRock	S&P 500 Index	**	68,345,171
	BlackRock	EAFE Equity Index	**	32,067,867
	BlackRock	U.S. Debt Index	**	36,299,630
	BlackRock	Lifepath Retirement	**	4,513,231
	BlackRock	Lifepath 2020	**	16,121,941
	BlackRock	Lifepath 2025	**	32,308,701
	BlackRock	Lifepath 2030	**	35,183,351
	BlackRock	Lifepath 2035	**	34,175,823
	BlackRock	Lifepath 2040	**	20,042,091
	BlackRock	Lifepath 2045	**	12,835,349
	BlackRock	Lifepath 2050	**	8,226,424
	BlackRock	Lifepath 2055	**	8,624,723
	BlackRock	Lifepath 2060	**	1,673,976
	Vanguard	Windsor II Fund	**	10,851,521
	Templeton	Global Bond Adv.	**	3,898,332
	Vanguard	Primecap Adm Fund	**	48,934,537
	JP Morgan	Mid Cap Value Fund	**	25,223,447
	Invesco	Small Cap Growth	**	12,445,987
	Dodge & Cox	International Stock	**	9,619,556
	Thompson, Siegel & Walmsley	Small Cap Value Fund	**	8,439,294
	Artisan Partners	Mid-Cap Growth Fund	**	16,483,747
	MFS	International Growth Equity	**	7,191,054
*	Adient	Stock Fund	**	16,785,769
	JCI PLC	Stock Fund	**	69,126,415
	Total investments			640,924,175
*	Participant Loans	3.25% - 9.50%		17,850,815
	Total investments and participant loans			$658,774,990

*	Represents a party-in-interest
**	Cost basis omitted for participant directed investments

ADIENT US LLC SAVINGS AND INVESTMENT (401K) PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
ADIENT US LLC SAVINGS AND INVESTMENT (401K) PLAN

By:
/s/ Jeffrey M. Stafeil
Jeffrey M. Stafeil
Executive Vice President and Chief Financial Officer
Adient plc

June 13, 2017

ADIENT US LLC SAVINGS AND INVESTMENT (401K) PLAN
INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm